FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 28, 2010

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 2Q2010 Results”, dated July 28, 2010.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2010 Results”, dated July 28, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 28, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 2Q2010 Financial Results

Issued by: AU Optronics Corp.
Issued on: July 28, 2010

Hsinchu, Taiwan, July 28, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the second quarter of 2010(1).

For the second quarter ended June 30, 2010, AUO posted consolidated revenue of NT$128,586 million (US$3,985 million) (2), up 15.3% from the previous quarter. Gross profit improved 42.4% quarter-over-quarter to NT$20,324 million (US$630 million), while operating profit grew 62.6% quarter-over-quarter to NT$13,215 million (US$410 million). AUO’s net income came in at NT$11,246 million (US$348 million), up 54.6% quarter-over-quarter. Net Income attributable to equity holders of the parent company was NT$10,957 million (US$340 million), with basic EPS of NT$1.24 per common share (US$0.38 per ADR).

For the first half of 2010, AUO reported consolidated revenues of NT$240,150 million (US$7,442 million), with net income of NT$18,520 million (US$574 million) or basic EPS of NT$2.05 per common share (US$0.63 per ADR).

2Q2010 Result Highlights

AUO reported the following unaudited consolidated highlighted results for the second quarter of 2010:
•	Revenue of NT$128,586 million, up 15.3% quarter-over-quarter
•	Net income of NT$11,246 million
•	Basic EPS of NT$1.24 per common share
•	Gross margin of 15.8%
•	Operating margin of 10.3%
•	EBITDA (3) margin of 27.5%

For the second quarter, AUO’s large-sized panels reached 29.62 million units, up 8.8% quarter-over-quarter and 32.2% year-over-year. Shipments of small- and medium-sized panels exceeded 55.43 million units, down 2.7% quarter-over-quarter and 8.9% year-over-year. For the first half of 2010, AUO’s large-sized panels totaled 56.84 million units and small- and medium-sized panels exceeded 112.42 million units.

“AUO’s second quarter results were generally in line with our guidance set in the Investor Conference on April 22, “ said Mr. Andy Yang, Chief Financial Officer of AUO. “Thanks to a better product mix, growing adoption rates of LED backlight in high-end panels and nearly full capacity utilization rates, our gross margin increased from last quarter’s 12.8% to 15.8% this quarter. Operating margin also increased from 7.3% last quarter to 10.3%, while EBITDA margin maintained at 27.5%. Starting from last year, AUO has been actively forging strategic alliance with our customers. These alliances are bringing synergies to us. By working closely with clients and involving early in the design stages under a win-win interactive mode, we are able to better understand the end demand, especially for the high-end products, and timely respond to the market trends.”

AUO has officially acquired the G4.5 fab of Toshiba Mobile Display Co., Ltd. ("TMD") in Singapore, effective on July 1. This fab will bring in approximately 45,000 sheets of LTPS (low temperature polysilicon) capacity per month, which enables AUO to better serve its customers in the high-end display markets. In the meantime, AUO will continue to strengthen its alliances with customers and adjust its product portfolio in order to optimize values created by capacity utilization.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD32.27:USD1 based on Federal Reserve Bank of New York, USA as of June 30, 2010.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue* in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 11th, 2010.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

          AU Optronics Corp.

            Second Quarter 2010 Results Investor Conference

                                      2010

                                  Jul 28, 2010

                               Safe Harbor Notice

o   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
    States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
    China (�ROC GAAP�). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
    December, 2009 filed with the United States Securities and Exchange
    Commission.

                          Consolidated Income Statement
 Amount : NT$ Million Except Per Share
 Data
                                     2Q'10              1Q'10          QoQ %           2Q'09
 Net Sales                      128,586   100.0%   111,564   100.0%      15.3%     82,486   100.0%
 Cost of Goods Sold            (108,262)  (84.2%)  (97,294)  (87.2%)     11.3%    (81,349)  (98.6%)
 Gross Profit                    20,324    15.8%    14,270    12.8%      42.4%      1,136    1.4%
 Operating Expenses              (7,110)  (5.5%)    (6,141)  (5.5%)      15.8%     (5,603)  (6.8%)
 Operating Income (Loss)         13,215    10.3%     8,129     7.3%      62.6%     (4,467)  (5.4%)
 Net Non-operating                         0.7%)              0.4%)
 Income(Expenses)                  (898)  (           (454)  (           97.6%         38    0.0%
 Income (Loss) before Tax        12,317     9.6%     7,675     6.9%      60.5%     (4,429)  (5.4%)
 Net Income (Loss)               11,246     8.7%     7,274     6.5%      54.6%     (6,599)  (8.0%)
 Attributable to:                                                        54.3%
   Equity holders of the                                                                     8.3%
   parent company                10,957     8.5%     7,103     6.4%                (6,811)  (    )
   Minority interest                289     0.2%       172     0.2%      68.1%        213    0.3%
 Net Income (Loss)               11,246     8.7%     7,274     6.5%      54.6%     (6,599)  (8.0%)
 Basic EPS (NT$)(a)                1.24               0.80               54.3%      (0.78)
 Operating Income + D and A      35,354    27.5%    30,842    27.6%      14.6%     17,768   21.5%

Unit Shipments (m8.8%)
   Large Size Panels               29.6               27.2                           22.4
   Small and Medium Size Panels    55.4               57.0              (2.7%)       60.8

-  Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 2Q10 and 1Q10, and 8,766m shares in
    2Q09) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

                     Consolidated Balance Sheet Highlights

       Amount : NT$ Million
                                          2Q'10       1Q'10         QoQ %        2Q'09
       Cash and ST Investment             90,264       88,249        2.3%         66,837
       Inventory                          53,880       48,056       12.1%         32,535
                      (a)                 47,504       53,823      (11.7%)        45,430
       Short Term Debt
       Long Term Debt                    130,376      140,357       (7.1%)       133,670
       Equity                            293,005      282,756        3.6%        274,934
       Total Assets                      645,560      638,348        1.1%        571,166

-  Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year
(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                       Consolidated Cash Flow Highlights

Amount : NT$ Million
                                              2Q'10         1Q'10
                                          ------------- -------------
 From Operating Activities                      32,013        12,763
   Net Income                                   11,246         7,274
   Depreciation and Amortization                22,139        22,712
   Net Change in Working Capital               (2,035)      (16,399)
--------------------------------------    ------------- -------------
 From Investing Activities                    (16,288)      (23,107)
   Capital Expenditure                        (15,894)      (22,792)
---------------------------------------   ------------- -------------
 From Financing Activities                    (12,314)        12,903
   Net Change in Debt                         (14,732)        12,166
---------------------------------------   ------------- -------------
                    (a)                          2,015         2,805
 Net Change in Cash

-  Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

                      Consolidated Revenues by Application

    http:/100%emas.microsoft.com/office/word/2003/wordml013f
              ------------------------------------------------------------------
                   13%          13%          12%          10%          10%

           80%     17%          18%          17%          17%          16%

           60%                               16%          21%          18%
                   21%          19%

           40%
                                47%          51%          48%          51%
                   47%

           20%
            0%     2%           3%           4%           4%           5%

                  2Q09         3Q09         4Q09         1Q10         2Q10

                Others        TV         Monitor        Notebook         CP

-  Unaudited, prepared by AUO on a consolidated basis

                            Large Panel - ASP by Unit
            ASP(US$)
                300
                                    $243       $238       $242       $247
                                                                              TV Panel

                         $199
                200
                100
                                     $68                  $68                   IT Panel
                          $61                   $64                  $68

                  0
                        2Q09       3Q09       4Q09       1Q10       2Q10
                            IT-ASP/unit                          TV-ASP/unit

            -   Unaudited, prepared by AUO on a consolidated basis
            -   Large size refers to panels that are 10 inches and above
            -   Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of
                Customs, ROC Ministry of Finance of each respective quarter

                      Consolidated Shipments and ASP by Area

                 Shipments in square
                 meter (K)                               ASP.per/square/meter
(Km)
                                                    (US$)

                                                  1,000           $899
                                                                           $855              $847

4,000                                                                               $841
                                                         $789

                                                    800

3,000
                                                    600
                                          4,531
2,000         3,649      4,006    3,976             400
        3,097

1,000                                               200

   0                                                  0
    ---------------------------------------------
        2Q09   3Q09      4Q09     1Q10    2Q10           2Q09     3Q09     4Q09     1Q10     2Q10

-  Unaudited, prepared by AUO on a consolidated basis
-  ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                      Consolidated Smalld and Medium Panel
                              Shipments and Revenues
    Unit
      (mn)              Shipments                    (NT$mn)                Revenues

    80                                             $12,000

                                                                           $10,567           $10,150

                                                   $10,000         $9,699
                                                                                     $8,631

    60                                                         $7,944

                                                    $8,000
    40                                              $6,000

        60.8      64.8     60.1     57.0      55.4

                                                    $4,000
    20
                                                    $2,000
    0                                                   $0

        2Q09      3Q09      4Q09    1Q10      2Q10             2Q09   3Q09    4Q09     1Q10    2Q10

             -   Unaudited, prepared by AUO on a consolidated basis
             -   Small and Medium size refers to panels that are under 10 inches

                                 Capacity by Fab
            Fab           6/2010         9/2010 (F)                   Major Products
                         Capacity         Capacity

         L3 (G3.5)          130,000           130,000       Small/Medium

        ----------------------------------------------------------------------
         L3 (G3.5)     LTPS 20,000         LTPS 20,000      Small/Medium

        ----------------------------------------------------------------------
         L4 (G4.0)           60,000            60,000       Small/Medium

        ----------------------------------------------------------------------
         L4 (G4.5)                -       LTPS 45,000            NB

        ----------------------------------------------------------------------
         L5 (G5.0)          310,000           310,000       NB, Monitor

        ----------------------------------------------------------------------
         L6 (G6.0)          240,000           240,000   Monitor, TV, Public
                                                            Info Display

        ----------------------------------------------------------------------
         L7 (G7.5)          120,000           135,000    Monitor, TV, Public
                                                            Info Display

        ----------------------------------------------------------------------
         L8 (G8.5)           40,000            40,000     TV, Public Info
                                                              Display

        ======================================================================
              -  Capacity based on monthly glass substrate input

------------------------------------------------------------------------------

                                   www.auo.com

                                   ir@auo.com

	AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET June 30, 2010 and 2009 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2010			June 30, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,797	90,264	14.0	66,280	11.6	23,984	36.2
Available-for-Sale Financial Assets - Current	0	0	0.0	557	0.1	(557)	(100.0)
Notes & Accounts Receivables	2,386	76,992	11.9	47,882	8.4	29,110	60.8
Other Current Financial Assets	57	1,854	0.3	828	0.1	1,026	124.0
Inventories	1,670	53,880	8.3	32,535	5.7	21,345	65.6
Other Current Assets	291	9,397	1.5	4,612	0.8	4,785	103.7
Total Current Assets	7,201	232,387	36.0	152,694	26.7	79,693	52.2
Long-term Investments	460	14,832	2.3	11,959	2.1	2,872	24.0
Fixed Assets	25,188	812,829	125.9	723,948	126.7	88,880	12.3
Less: Accumulated Depreciation	(13,538)	(436,883)	(67.7)	(342,172)	(59.9)	(94,712)	27.7
Net Fixed Assets	11,650	375,946	58.2	381,777	66.8	(5,831)	(1.5)
Other Assets	694	22,395	3.5	24,736	4.3	(2,340)	(9.5)
Total Assets	20,005	645,560	100.0	571,166	100.0	74,394	13.0
LIABILITIES
Short-term Borrowings	34	1,098	0.2	7,946	1.4	(6,848)	(86.2)
Accounts Payable	3,188	102,866	15.9	71,936	12.6	30,930	43.0
Current Installments of Long-term Borrowings	1,438	46,406	7.2	37,485	6.6	8,922	23.8
Current Financial Liabilities	20	659	0.1	174	0.0	485	278.7
Accrued Expense & Other Current Liabilities	1,283	41,416	6.4	17,530	3.1	23,886	136.3
Dividend Payable	7	239	0.0	2,552	0.4	(2,313)	(90.6)
Machinery and Equipment Payable	570	18,387	2.8	24,244	4.2	(5,858)	(24.2)
Total Current Liabilities	6,541	211,070	32.7	161,866	28.3	49,204	30.4
Long-term Borrowings	3,820	123,263	19.1	121,479	21.3	1,784	1.5
Bonds Payable	220	7,112	1.1	12,191	2.1	(5,079)	(41.7)
Non Current Financial Liabilities	16	508	0.1	677	0.1	(169)	(25.0)
Other Long-term Liabilities	329	10,601	1.6	19	0.0	10,582	55039.9
Total Long-term Liabilities	4,384	141,485	21.9	134,366	23.5	7,118	5.3
Total Liabilities	10,925	352,555	54.6	296,233	51.9	56,322	19.0

SHAREHOLDERS' EQUITY
Common Stock	2,735	88,270	13.7	85,057	14.9	3,213	3.8
Stock Dividends To Be Distributed	0	0	0.0	4,561	0.8	(4,561)	(100.0)
Capital Surplus	3,592	115,923	18.0	113,668	19.9	2,255	2.0
Retained Earnings	2,284	73,689	11.4	57,747	10.1	15,943	27.6
Cumulative Translation Adjustments	57	1,853	0.3	2,312	0.4	(459)	(19.8)
Unrealized Gain on Financial Products	12	394	0.1	149	0.0	245	164.0
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Minority Interest	399	12,876	2.0	11,480	2.0	1,396	12.2
Total Shareholders' Equity	9,080	293,005	45.4	274,934	48.1	18,072	6.6
Total Liabilities & Shareholders' Equity	20,005	645,560	100.0	571,166	100.0	74,394	13.0

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2010 and 2009 and March 31, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2010		% of	2Q 2009	YoY	2Q 2010		% of	1Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,985	128,586	100.0	82,486	55.9	3,985	128,586	100.0	111,564	15.3
Cost of Goods Sold	3,355	108,262	84.2	81,349	33.1	3,355	108,262	84.2	97,294	11.3
Gross Profit	630	20,324	15.8	1,136	1,688.8	630	20,324	15.8	14,270	42.4
Operating Expenses
SG&A	160	5,151	4.0	4,053	27.1	160	5,151	4.0	4,022	28.1
R&D	61	1,958	1.5	1,550	26.4	61	1,958	1.5	2,119	(7.6)
Operating Income (Loss)	220	7,110	5.5	5,603	26.9	220	7,110	5.5	6,141	15.8
	410	13,215	10.3	(4,467)	－	410	13,215	10.3	8,129	62.6
Net Non-Operating Income (Expenses)	(28)	(898)	(0.7)	38	－	(28)	(898)	(0.7)	(454)	97.6
Income (Loss) before Income Tax	382	12,317	9.6	(4,429)	－	382	12,317	9.6	7,675	60.5
Income Tax Expense	(33)	(1,071)	(0.8)	(2,170)	(50.6)	(33)	(1,071)	(0.8)	(401)	167.3
Net Income (Loss)	348	11,246	8.7	(6,599)	－	348	11,246	8.7	7,274	54.6
Attributable to:
Equity Holders of The Parent Company	340	10,957	8.5	(6,811)	－	340	10,957	8.5	7,103	54.3
Minority Interest	9	289	0.2	213	35.7	9	289	0.2	172	68.1
Net Income (Loss)	348	11,246	8.7	(6,599)	－	348	11,246	8.7	7,274	54.6
Basic Earnings Per Share	0.04	1.24		(0.78)		0.04	1.24		0.80
Basic Earnings Per ADR(3)	0.38	12.41		(7.76)		0.38	12.41		8.05
Weighted-Average Shares Outstanding ('M)		8,827		8,766			8,827		8,827

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
  (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010
  (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended June 30, 2010 and 2009 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	1H 2010		1H 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	574	18,520	(26,814)
Depreciation & Amortization	1,390	44,852	43,330
Investment Loss (Gain) under Equity Method	(14)	(464)	180
Changes in Working Capital	(571)	(18,434)	(16,149)
Changes in Others	9	302	(1,825)
Net Cash Provided (Used) by Operating Activities	1,388	44,775	(1,278)
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,199)	(38,686)	(30,568)
Proceeds from Disposal of Property, Plant and Equipment	1	22	207
Increase in Long-term Investments and AFS Investments	(9)	(295)	(3,082)
Proceeds from Disposal of Long-term Investments and AFS Investments	8	257	138
Decrease (Increase) in Restricted Cash in Banks	9	276	(2)
Increase in Deferred Assets and Intangible Assets	(29)	(951)	(342)
Increase in Other Assets	(1)	(18)	(406)
Net Cash Used in Investing Activities	(1,221)	(39,395)	(34,056)
Cash Flow from Financing Activities:
Increase in Short-term Borrowings	14	466	3,088
Increase (Decrease) in Guarantee Deposits	1	24	(2)
Increase (Decrease) in Long-term Borrowings and Bonds Payable	(94)	(3,032)	13,237
Change in Minority Interest	97	3,131	1,911
Net Cash Provided by Financing Activities	18	589	18,235
Change in Consolidated Entity	(25)	(794)	0
Effect of Exchange Rate Changes on Cash	(11)	(356)	(55)
Net Increase (Decrease) in Cash and Cash Equivalents	149	4,821	(17,155)
Cash and Cash Equivalents at Beginning of Period	2,648	85,443	83,435
Cash and Cash Equivalents at End of Period	2,797	90,264	66,280

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
  (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET June 30, 2010 and 2009 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	June 30, 2010			June 30, 2009		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,915	61,808	10.7	45,992	8.6	15,816	34.4
Available-for-Sale Financial Assets - Current	0	0	0.0	557	0.1	(557)	(100.0)
Notes & Accounts Receivables	2,326	75,073	12.9	46,891	8.7	28,182	60.1
Other Current Financial Assets	51	1,641	0.3	509	0.1	1,132	222.4
Inventories	1,374	44,329	7.6	27,855	5.2	16,473	59.1
Other Current Assets	242	7,820	1.3	4,395	0.8	3,425	77.9
Total Current Assets	5,909	190,672	32.9	126,200	23.5	64,473	51.1
Long-term Investments	1,935	62,450	10.8	49,871	9.3	12,579	25.2
Fixed Assets	20,997	677,585	116.9	638,622	118.9	38,963	6.1
Less: Accumulated Depreciation	(11,533)	(372,171)	(64.2)	(300,192)	(55.9)	(71,979)	24.0
Net Fixed Assets	9,464	305,414	52.7	338,430	63.0	(33,016)	(9.8)
Other Assets	661	21,338	3.7	22,421	4.2	(1,084)	(4.8)
Total Assets	17,969	579,874	100.0	536,922	100.0	42,953	8.0

LIABILITIES
Short-term Borrowing	0	0	0.0	6,110	1.1	(6,110)	(100.0)
Accounts Payable	3,176	102,505	17.7	75,625	14.1	26,880	35.5
Current Installments of Long-term Borrowings	1,294	41,746	7.2	33,978	6.3	7,769	22.9
Current Financial Liabilities	13	434	0.1	170	0.0	265	156.0
Accrued Expense & Other Current Liabilities	911	29,386	5.1	14,272	2.7	15,114	105.9
Dividend Payable	0	0	0.0	2,552	0.5	(2,552)	(100.0)
Machinery and Equipment Payable	466	15,042	2.6	22,669	4.2	(7,627)	(33.6)
Total Current Liabilities	5,860	189,114	32.6	155,375	28.9	33,739	21.7
Long-term Borrowings	3,196	103,144	17.8	105,226	19.6	(2,083)	(2.0)
Bonds Payable	217	7,000	1.2	12,191	2.3	(5,191)	(42.6)
Non Current Financial Liabilities	15	486	0.1	675	0.1	(189)	(28.0)
Other Long-term Liabilities	0	2	0.0	2	0.0	(0)	(2.1)
Total Long-term Liabilities	3,428	110,631	19.1	118,094	22.0	(7,462)	(6.3)
Total Liabilities	9,289	299,745	51.7	273,468	50.9	26,277	9.6
SHAREHOLDERS' EQUITY
Common Stock	2,735	88,270	15.2	85,057	15.8	3,213	3.8
Stock Dividends To Be Distributed	0	0	0.0	4,561	0.8	(4,561)	(100.0)
Capital Surplus	3,592	115,923	20.0	113,668	21.2	2,255	2.0
Retained Earnings	2,284	73,689	12.7	57,747	10.8	15,943	27.6
Cumulative Translation Adjustments	57	1,853	0.3	2,312	0.4	(459)	(19.8)
Unrealized Gain on Financial Products	12	394	0.1	149	0.0	245	164.0
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Total Shareholders' Equity	8,681	280,130	48.3	263,454	49.1	16,676	6.3
Total Liabilities & Shareholders' Equity	17,969	579,874	100.0	536,922	100.0	42,953	8.0

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010

  AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2010 and 2009 and March 31, 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2010		% of	2Q 2009	YoY	2Q 2010		% of	1Q 2010	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,778	121,924	100.0	81,446	49.7	3,778	121,924	100.0	106,242	14.8
Cost of Goods Sold	3,248	104,829	86.0	82,699	26.8	3,248	104,829	86.0	94,754	10.6
Gross Profit (Loss)	530	17,095	14.0	(1,252)	－	530	17,095	14.0	11,488	48.8
Operating Expenses
SG&A	111	3,590	2.9	3,155	13.8	111	3,590	2.9	2,497	43.8
R&D	56	1,798	1.5	1,518	18.4	56	1,798	1.5	2,052	(12.4)
Operating Income (Loss)	167	5,387	4.4	4,674	15.3	167	5,387	4.4	4,549	18.4
	363	11,708	9.6	(5,926)	－	363	11,708	9.6	6,939	68.7
Net Non-Operating Income (Expenses)	(10)	(313)	(0.3)	1,040	－	(10)	(313)	(0.3)	247	－
Income (Loss) before Income Tax	353	11,395	9.3	(4,886)	－	353	11,395	9.3	7,187	58.6
Income Tax Expense	(14)	(438)	(0.4)	(1,925)	(77.3)	(14)	(438)	(0.4)	(84)	421.3
Net Income (Loss)	340	10,957	9.0	(6,811)	－	340	10,957	9.0	7,103	54.3
Basic Earnings Per Share	0.04	1.24		(0.78)		0.04	1.24		0.80
Basic Earnings Per ADR(3)	0.38	12.41		(7.76)		0.38	12.41		8.05
Weighted-Average Shares Outstanding ('M)		8,827		8,766			8,827		8,827

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
  (2)  Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010
     (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended June 30, 2010 and 2009 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2010		1H 2009
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	560	18,060	(27,142)
Depreciation & Amortization	1,194	38,539	37,828
Investment Gain under Equity Method	(43)	(1,394)	(2,712)
Changes in Working Capital	(550)	(17,759)	(11,861)
Changes in Others	13	404	(1,604)
Net Cash Provided (Used) by Operating Activities	1,173	37,850	(5,491)
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(833)	(26,886)	(26,953)
Proceeds from Disposal of Property, Plant and Equipment	28	903	110
Increase in Long-term Investments and AFS Investments	(253)	(8,156)	(6,321)
Proceeds from Disposal of Long-term Investments and AFS Investments	0	0	833
Increase in Restricted Cash in Banks	(1)	(30)	0
Increase in Deferred Assets and Intangible Assets	(13)	(421)	(293)
Decrease in Other Assets	0	7	90
Net Cash Used in Investing Activities	(1,072)	(34,582)	(32,535)
Cash Flow from Financing Activities:
Increase in Short-term Borrowings	0	0	2,410
Increase in Long-term Borrowings and Bonds Payable	25	802	13,758
Net Cash Provided by Financing Activities	25	802	16,168
Effect of Exchange Rate Changes on Cash	19	625	123
Net Increase (Decrease) in Cash and Cash Equivalents	145	4,694	(21,735)
Cash and Cash Equivalents at Beginning of Period	1,770	57,114	67,727
Cash and Cash Equivalents at End of Period	1,915	61,808	45,992

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
  (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.27 per USD as of June 30, 2010